UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Issuances to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG to off-set financial liabilities

On April 24, 2026, SCHMID Group N.V. (the "Company") entered into separate subscription agreements and separate set-off agreements with Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG to off-set financial liabilities in an aggregate amount of EUR 30.75 million. In connection with these agreements, the Company entered into debt assumption agreements with the Company's fully-owned subsidiary, Gebr. Schmid GmbH. Pursuant to the subscription agreements the Company has agreed, subject to the approval by a shareholders' meeting of the Company to be held on May 20, 2026, to issue and sell to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG in private placements a number of shares of the Company determined by dividing the EUR 30.75 million by the 5-trading day volume-weighted average price (VWAP) of the Company's shares immediately preceding the approval by the board of directors' of the Company of the share issuances following the shareholders' meeting on May 20, 2026. Only in relation to EUR 2.4 million of the aggregate financial liabilities (to be off-set in relation to the financial liabilities to Christine Schmid), the share price will be determined in relation to the 5-trading day VWAP applying a 20% discount.

The foregoing description of the subscription agreements, set-off agreements and debt assumption agreements does not purport to be complete and is qualified in its entirety by reference to such agreements, which are attached to this Report on Form 6-K as Exhibits 10.1 to 10.12.

Conversions of Convertible Notes by Institutional Investor

Following the issuance of the second tranche of the USD 30 million convertible notes financing on March 5, 2026 as announced in the Report on Form 6-K of the Company dated March 6, 2026, the purchasers of the convertible notes have issued six separate conversion notices converting a total of USD 12 million in principal amount for an aggregate of 2,197,898 new ordinary shares of the Company.

As a result, as of the date of this Report on Form 6-K, the outstanding number of shares has increased to 57,800,864 (including 5,000,000 non-voting earn-out shares held by Anette Schmid and Christian Schmid, which are subject to cancellation on April 30, 2027 should the share price not reach USD 15.00, in relation to 2,500,000 earn-out shares, or USD 18.00, in relation to the other 2,500,000 earn-out shares).

Full Compliance with Nasdaq Listing Requirements and Update on Fiscal Year 2025 Form 20-F Filing

Following the filing of the Company's Form 20-F for the fiscal year ended December 31, 2024 with the Securities and Exchange Commission (the “SEC”) in February 2026, the Company has regained full compliance with Nasdaq Listing Rules. The Company is currently diligently working to complete its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and intends to file the report within the timeframe prescribed by the SEC's rules and regulations.

New Share Incentive Plan

As part of the shareholders meeting to be held on May 20, 2026, a new share incentive plan will be put to a vote at the shareholders meeting which will allow the Company to issue up to 2.5 million shares of the Company to executive officers, board members and employees of the Company and its subsidiaries in the future. The new share incentive plan (which has not yet been adopted by the shareholders meeting of the Company) is attached to this Form 6-K as Exhibit 10.13.

Press Release Furnished as Exhibits

On April 27, 2026, the Company issued a press release, which is furnished herewith as Exhibit 99.1, providing a business update on the first quarter of 2026 and full year 2026 guidance confirmation.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, planned financing transactions of the Company, and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

10.1	Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Anette Schmid
10.2	Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christian Schmid
10.3	Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christine Schmid
10.4	Subscription Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Schmid Grundstücke GmbH & Co KG
10.5	Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Anette Schmid
10.6	Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Christian Schmid
10.7	Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Christine Schmid
10.8	Set-off Agreement dated April 24, 2026 between SCHMID Group N.V. and Schmid Grundstücke GmbH & Co KG
10.9	Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Anette Schmid
10.10	Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christian Schmid
10.11	Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Christine Schmid
10.12	Debt Assumption Agreement dated April 24, 2026 between SCHMID Group N.V., Gebr. Schmid GmbH and Schmid Grundstücke GmbH & Co KG
10.13	Share Incentive Plan, as it will be in effect following the adoption by the shareholders meeting to be held on May 20, 2026
99.1	Press release dated April 27, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer